FLUX  TECHNOLOGIES,  CORP.

21 Komorowo Street, Suite 2

Wolsztyn Poland 64-200

Tel: 48-717106868

fluxtechcorp@gmail.com

May 29, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Matthew Crispino and Mr. Mark P. Shuman

Re: Flux Technologies, Corp.

Registration Statement on Form S-1/A,

Filed on May 11, 2012

Filing No. 333-180624

Dear Mr. Matthew Crispino and Mr. Mark P. Shuman:

Further to your letter dated May 25, 2012, concerning the deficiencies in Registration Statement on Form S-1/A filed on May 11, 2012, we provide the following responses:

General

1. SEC Comment: Revise to include an updated consent from your independent registered public accounting firm when you file your next amendment.

Response: In response to the comment the company obtained and filed an updated consent from your independent registered public accounting firm.

Risk Factors

We are an “emerging growth company” and any decision on our part to comply with certain reduced disclosure requirements…, page 9

2. SEC Comment: Please revise this risk factor disclosure as it related to the circumstances under which you could cease to be considered an emerging growth company. In this regard, considering you have selected a February 28 year-end, your assessment as to whether you are considered to be a large accelerated filer will be made on the market value of your common stock held by non-affiliates as of August 31 and you would cease to be an emerging growth company as of the following February 28. In addition, you can cease to be an emerging growth company earlier than the normal five year term if your annual gross revenues exceed $1.0 billion or if during the previous three-year period you issued more than $1.0 billion in non-convertible debt. Please revise your disclosure accordingly.

Response: In response to this comment the company revised the risk factor as requested. Please refer to page 9 of the prospectus:

WE ARE AN “EMERGING GROWTH COMPANY”, AND ANY DECISION ON OUR PART TO COMPLY WITH CERTAIN REDUCED DISCLOSURE REQUIREMENTS APPLICABLE TO EMERGING GROWTH COMPANIES COULD MAKE OUR COMMON STOCK LESS ATTARCTIVE TO INVESTORS.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of August 31 of any year before the end of that five-year period, we would cease to be an “emerging growth company” as of the following February 28. In addition, we can cease to be an emerging growth company earlier than the normal five year term if our annual gross revenues exceed $1.0 billion or if we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under Section 107(b) of the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our self of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Because our sole director has an interest in a company involved in the same industry…, page 9

3. SEC Comment: We note your response to prior comment # 8 and the statement in the risk factor that you will not have a right of first refusal in regard to business opportunities that come to your management’s attention. Please explain in this risk factor how management will determine which entity – GRAFIK KOMPUTEROWY MIR Sp. Z.o.o. or you – will receive a particular business opportunity.

Response: In response to this comment the company revised the risk factor as requested:

BECAUSE OUR SOLE DIRECTOR HAS AN INTEREST IN A COMPANY INVOLVED IN THE SAME INDUSTRY, THERE IS A POTENTIAL CONFLICT OF INTEREST, INCLUDING THE AMOUNT OF TIME SHE IS ABLE TO DEDICATE TO FLUX TECHNOLOGIES, CORP. AND ITS BUSINESS.

Our sole director Ms. Antaniuk is associated with another company that is engaged in business activities similar to those conducted by us. Ms. Antaniuk is owner of computer graphics studio GRAFIK KOMPUTEROWY MIR Sp. z.o.o.  working as a freelance computer graphics designer and consultant.   GRAFIK KOMPUTEROWY MIR Sp. z.o.o.  is not an affiliate of Flux Technologies, Corp.

Potential conflict of interest may arise in future that may cause our business to fail, including conflict of interest in allocating Ms. Antaniuk’s time to our company as well as additional conflict of interests over determining to which entity a particular business opportunity should be presented. We do not currently have a right of first refusal pertaining to business opportunities that come to management's attention. While our sole officer and director has verbally agreed to present business opportunities first to us, subject to any pre-existing duty she may have, we have not adopted a policy that expressly prohibits our sole officer and director Ms. Antaniuk from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in determining to which entity particular business opportunities should be presented, our sole officer and director Ms. Antaniuk may favor her own interests and the interests of GRAFIK KOMPUTEROWY MIR Sp. z.o.o.  over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.

Following the effective date of the registration statement …, page 11

4. SEC Comment: We note your response to prior comment 6 and the new risk factor included on page 11. Please add a separate risk factor that describes the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act, and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act, including the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please note that, in the alternative, you may file a Form 8-A to register your common stock under the Exchange Act to become a fully reporting company. Please also include a third risk factor that explains the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act.

Response: In response to this comment the company added the risk factor as required.

OUR COMMON SHARES ARE NOT REGISTERED UNDER THE EXCHANGE ACT. AS A RESULT, WE WILL NOT BE SUBJECT TO THE FEDERAL PROXY RULES AND OUR DIRECTORS, EXECUIVES OFFICERS AND 10% BENEFICIAL HOLDERS WILL NOT BE SUBJECT TO SECTION 16 OF THE EXCHANGE ACT. IN ADDITION OUR REPORTING OBLIGATIONS UNDER SECTION 15(D) OF THE EXCHANGE ACT MAY BE SUSPENDED AUTOMATICALLY IF WE HAVE FEWER THAN 300 SHAREHOLDERS OF RECORD ON THE FIRST DAY OF OUR FISCAL YEAR.

Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than 500 shareholders or record, in accordance with Section 12(g) of the Exchange Act.  As a result, although, upon the effectiveness of the registration statement of which this prospectus forms a part, we will be required to file annual, quarterly, and current reports pursuant to Section 15(d) of the Exchange Act, as long as our common shares are not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission a proxy statement and form of proxy complying with the proxy rules.  In addition, so long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act.  Section 169a) of the Exchange Act requires executive officers and directs, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively.  Such information about our directors, executive officers, and beneficial holders will only be available through this (and any subsequent) registration statement, and periodic reports we file thereunder.

Furthermore, so long as our common shares are not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record.  This suspension is automatic and does not require any filing with the SEC.  In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

Plan of Operations, page 23

5. SEC Comment: You state in this section that your auditors have issued you a going concern opinion because you expect no significant revenues until you implement your business plan and execute your first service agreement. Please revise your disclosure to reflect the fact that you have already executed your first service agreement.

Response:  In response to this comment the company revised the disclosure as requested. Please refer to page 23 of the prospectus.

“Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.  This is because no significant revenues are anticipated until we implement our business plan and execute additional service agreements (on May 1, 2012 the first revenue of $2,450 was recognized pursuant to the service agreement signed with Paliwa Spólka Sp. Z o. o.). We are not raising any money in this offering. Our only sources for cash at this time are investments by shareholders in our company and cash advances from our sole director Iryna Antaniuk.”

6. SEC Comment:  We note that in response to prior comment 5 you removed the reference to that fact that you anticipate incurring approximately $2,000 in early 2013 to set up office space and obtain the necessary equipment to begin your operations. Please clarify whether you have already obtained such equipment and if not, tell us how you are able to service your current contract with Paliwa Spolka. To the extent that you are relying on equipment from Ms. Antaniuk’s business, GRAFIK KOMPUTEROWY MIR, please revise to indicate as such and clarify how long you anticipate relying on Ms. Antaniuk’s business resources.

Response:  In response to this comment the company revised its disclosure as requested. Please refer to page 23 of the prospectus.

“Our office is currently located at 21 Komorowo Street, Ste. 2, Wolsztyn, Poland 64200. This is the office of our Director, Ms. Iryna Antaniuk.  We do not pay any rent to Ms. Antaniuk and there is no agreement to pay any rent in the future.  Upon the completion of our offering, we do not intend to establish an office elsewhere. To service our current contract with Paliwa Spolka Sp. Z o. o. we are relying on equipment from Ms. Antaniuk’s business, GRAFIK KOMPUTEROWY MIR. We anticipate to rely on Ms. Antaniuk’s current business resources until we have available funds to obtain our own PCs and computer software. Currently, this option is highly questionable, as no significant revenues are anticipated until we fully implement our business plan.”

Report of Independent Registered Public Accounting Firm, page 32

7. SEC Comment: Please revise the report of your independent registered public accounting firm to refer to their audit of the company’s February 29, 2012 balance sheet.

Response:  In response to this comment the company obtained and filed a revised report from our independent registered public accounting firm.

Please direct any further comments or questions you may have to company at fluxtechcorp@gmail.com.

Thank you.

Sincerely,

/S/ Iryna Antaniuk

Iryna Antaniuk, President